Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated May 25, 2007, relating to (1) the consolidated financial statements and financial statement schedule of Network Equipment Technologies, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment), and (2) management's report on the effectiveness of internal control over financial reporting, appearing in  the Annual Report on Form 10-K of Network Equipment Technologies, Inc. for the year ended March 30, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 17, 2008